

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

August 5, 2013

<u>Via E-mail</u>
Mr. Gordon Drucker
President
Percipience Global Corporation
7 Gale Drive
Valley Stream, NY 11581

      Re: **Percipience Global Corporation**
               Current Report on Form 8-K
               Filed May 24, 2013
               File No. 0-54833

Dear Mr. Drucker:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Very truly yours,

               /s/ Era Anagnosti

               for Pamela A. Long
               Assistant Director